Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at October 31, 2014.

As at October 31, 2014
(in millions of Canadian dollars)
Subordinated Debt	4,913

Total Equity
Preferred Shares(1)	3,040
Common Shares	12,357
Contributed Surplus	304
Retained Earnings	17,237
Accumulated Other Comprehensive Income	1,375

Total Shareholders’ Equity	34,313
Non-controlling Interest in Subsidiaries	1,091

Total Equity	35,404

Total Capitalization	40,317

Notes:

(1)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 13, 14, 15, 16, 17, 23, 25, 27, 29 and 31. For more information on the classification of Preferred Shares, please refer to Note 20 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2014.